As filed with the Securities and Exchange Commission on February 3, 2023

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Avantax, Inc.

(Name of Subject Company (Issuer))

Avantax, Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
095229100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Tabitha Bailey
Chief Legal Officer and Corporate Secretary
Avantax, Inc.
3200 Olympus Blvd, Suite 100
Dallas, Texas 75019
Tel: (972) 870-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Beth E. Berg
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
(312) 853-7443

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 27, 2023 (the “Schedule TO”), related to the offer by Avantax, Inc., a Delaware corporation formerly known as Blucora, Inc. (the “Company”), to purchase for cash up to $250,000,000 of its common stock, par value $0.0001 per share (the “shares”), at a price per share of not less than $27.00 and not more than $31.00 in cash, without interest and subject to any applicable withholding taxes. The Company’s offer is made upon the terms and subject to the conditions described in the Offer to Purchase, dated January 27, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “tender offer”), a copy of which was attached as Exhibit (a)(1)(ii) to the Schedule TO.

Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the tender offer.

Amendments to Exhibit (a)(1)(i)

Item 4. Terms of the Transaction.

The information set forth in Item 4 is hereby amended and supplemented by the following:

(1)	The third sentence of the first paragraph on page 28 of the Offer to Purchase is hereby deleted in its entirety.

Item 7. Source and Amount of Funds or other Consideration.

The information set forth in Item 7 is hereby amended and supplemented by the following:

(1)	The information on page 28 of the Offer to Purchase is hereby amended and supplemented to add the following two paragraphs immediately following the first paragraph on page 28:

We do not have any current plans to refinance any indebtedness under the Delayed Draw Term Loan Facility, but we plan to regularly consider whether to refinance such indebtedness based on our results of operations, financial condition, liquidity and prevailing market conditions.

There is no financing condition to the tender offer, although the tender offer is subject to certain other conditions. See Section 7.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Item 9 is hereby amended and supplemented by the following:

(1)	The information in the first paragraph on page 43 of the Offer to Purchase is hereby amended and supplemented in order to add the following sentence as the final sentence of such paragraph:

Specifically, and assuming the tender offer is fully subscribed, we expect that the aggregate of all fees and expenses related to the tender offer will be approximately $1,750,000. These fees and expenses include amounts payable to the Dealer Managers and their and our respective counsel, the Depositary, the Information Agent and expenses associated with financial printing.

Item 11. Additional Information.

The information set forth in Item 11 is hereby amended and supplemented by the following:

(1)	The first sentence on page 10 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

This Offer to Purchase and the documents incorporated by reference into this Offer to Purchase contain certain “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.

(2)	The information in the second paragraph on page 30 of the Offer to Purchase is hereby amended and supplemented to delete the second sentence following the sub-caption “Incorporation by Reference” in such paragraph and to include in its place the following two sentences:

Any information incorporated this way is considered to be part of this Offer to Purchase. Any statement contained in any document incorporated into this Offer to Purchase will be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained in this Offer to Purchase or any subsequently filed document that is incorporated by reference into this Offer to Purchase modifies or supersedes the statement.

(3)	The information in the second paragraph on page 30 of the Offer to Purchase is further hereby amended and supplemented to delete the word “and” opposite “Current Reports on Form 8-K” and to replace it with “,” and to add “and January 27, 2023” immediately following “January 26, 2023.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2023

AVANTAX, INC.

By:       /s/ Tabitha Bailey
Name:  Tabitha Bailey
Title:    Chief Legal Officer and Corporate Secretary